Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2025

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements of FirstService Corporation, which include the unaudited interim consolidated balance sheet as at June 30, 2025 and the unaudited interim consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the three and six month periods then ended are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on the best judgment of management.

These unaudited interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

/s/ Scott Patterson	/s/ Jeremy Rakusin

Scott Patterson	Jeremy Rakusin
CEO	CFO

August 1, 2025

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2025	2024	2025	2024

Revenues (note 3)	$1,415,733	$1,297,459	$2,666,559	$2,455,504

Cost of revenues	935,334	862,463	1,776,802	1,651,040
Selling, general and administrative expenses	329,827	309,528	643,518	602,531
Depreciation	25,926	22,216	51,585	43,792
Amortization of intangible assets	19,706	17,009	38,223	32,240
Acquisition-related items (note 4)	7,662	2,306	19,895	3,906
Operating earnings	97,278	83,937	136,536	121,995

Interest expense, net	19,166	20,531	38,430	39,557
Other income, net	(996)	(115)	(1,082)	(1,995)
Earnings before income tax	79,108	63,521	99,188	84,433
Income tax (note 7)	23,677	18,584	29,677	24,599
Net earnings	55,431	44,937	69,511	59,834

Non-controlling interest share of earnings (note 10)	3,478	2,696	4,721	4,229
Non-controlling interest redemption increment (note 10)	5,855	7,183	15,889	14,239
Net earnings attributable to Company	$46,098	$35,058	$48,901	$41,366

Net earnings per common share (note 11)
Basic	$1.01	$0.78	$1.08	$0.92
Diluted	$1.01	$0.78	$1.07	$0.92

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2025	2024	2025	2024

Net earnings	$55,431	$44,937	$69,511	$59,834

Foreign currency translation gain (loss)	4,214	(936)	4,198	(3,076)

Comprehensive earnings	59,645	44,001	73,709	56,758

Less: Comprehensive earnings attributable to non-controlling
Less: Comprehensive earnings attributable to non-controlling interests	9,333	9,879	20,610	18,468

Comprehensive earnings attributable to Company	$50,312	$34,122	$53,099	$38,290

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	$201,806	$227,598
Restricted cash	23,064	16,088
Accounts receivable, net of allowance of $24,975 (December 31, 2024 - $24,921)	983,049	947,517
Income tax recoverable	29,133	9,431
Inventories (note 6)	291,203	279,626
Prepaid expenses and other current assets	94,501	79,093
	1,622,756	1,559,353

Other receivables	5,291	3,925
Other assets	22,827	24,082
Deferred income tax	2,128	2,114
Fixed assets	271,867	253,994
Operating lease right-of-use assets (note 5)	276,378	240,518
Intangible assets	716,366	715,483
Goodwill	1,451,496	1,395,383
	2,746,353	2,635,499
	$4,369,109	$4,194,852

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$180,373	$174,066
Accrued liabilities	396,786	367,443
Income taxes payable	5,304	8,383
Unearned revenues	243,678	190,885
Operating lease liabilities - current (note 5)	56,938	53,115
Long-term debt - current (note 8)	13,230	41,567
Contingent acquisition consideration - current (note 9)	35,673	15,307
	931,982	850,766

Long-term debt - non-current (note 8)	1,229,053	1,257,143
Operating lease liabilities - non-current (note 5)	249,529	214,423
Contingent acquisition consideration (note 9)	49,968	51,941
Unearned revenues	24,299	23,275
Other liabilities	77,427	75,326
Deferred income tax	94,029	84,895
	1,724,305	1,707,003
Redeemable non-controlling interests (note 10)	460,997	449,337

Shareholders' equity	1,251,825	1,187,746
	$4,369,109	$4,194,852

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2024	45,268,672	$929,908	$104,794	$165,474	$(12,430)	$1,187,746
Net earnings	—	—	—	2,803	—	2,803
Other comprehensive loss	—	—	—	—	(16)	(16)

Subsidiaries’ equity transactions			14			14
Common Shares:
Stock option expense	—	—	7,599	—	—	7,599
Stock options exercised	175,329	25,292	(5,206)	—	—	20,086
Dividends	—	—	—	(12,498)	—	(12,498)
Balance, March 31, 2025	45,444,001	$955,200	$107,201	$155,779	$(12,446)	$1,205,734
Net earnings	—	—	—	46,098	—	46,098
Other comprehensive income	—	—	—	—	4,214	4,214

Subsidiaries’ equity transactions	—	—	3	—	—	3
Common Shares:
Stock option expense	—	—	6,556	—	—	6,556
Stock options exercised	12,000	2,215	(495)	—	—	1,720
Dividends	—	—	—	(12,500)	—	(12,500)
Balance, June 30, 2025	45,456,001	$957,415	$113,265	$189,377	$(8,232)	$1,251,825

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2023	44,682,427	$855,817	$95,220	$77,480	$(4,371)	$1,024,146
Net earnings	—	—	—	6,308	—	6,308
Other comprehensive loss	—	—	—	—	(2,140)	(2,140)

Common Shares:
Stock option expense	—	—	6,908	—	—	6,908
Stock options exercised	294,362	32,036	(7,075)	—	—	24,961
Dividends	—	—	—	(11,218)	—	(11,218)
Balance, March 31, 2024	44,976,789	$887,853	$95,053	$72,570	$(6,511)	$1,048,965
Net earnings	—	—	—	35,058	—	35,058
Other comprehensive loss	—	—	—	—	(936)	(936)

Subsidiaries’ equity transactions	—	—	(1,344)	—	—	(1,344)
Common Shares:
Stock option expense	—	—	7,019	—	—	7,019
Stock options exercised	35,000	5,029	(1,042)	—	—	3,987
Dividends	—	—	—	(11,279)	—	(11,279)
Balance, June 30, 2024	45,011,789	$892,882	$99,686	$96,349	$(7,447)	$1,081,470

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
Cash provided by (used in)

Operating activities
Net earnings	$55,431	44,937	$69,511	$59,834

Items not affecting cash:
Depreciation and amortization	45,632	39,225	89,808	76,032
Deferred income tax	(771)	(2,275)	(1,590)	(4,549)
Stock-based compensation	6,556	7,019	14,155	13,927
Contingent acquisition consideration fair value adjustments	4,314	438	13,407	650
Other	283	595	1,790	(193)

Changes in non-cash working capital:
Accounts receivable	(24,815)	(22,637)	(14,821)	(2,640)
Inventories	(19,982)	(5,346)	(551)	(2,150)
Prepaid expenses and other current assets	1,283	9,560	(14,844)	(7,718)
Payables and accruals	56,573	33,002	(13,163)	(23,282)
Unearned revenues	33,738	19,666	51,172	26,000
Other liabilities	4,592	6,560	9,210	5,388
Contingent acquisition consideration	—	—	—	(19,355)
Net cash provided by operating activities	162,834	130,744	204,084	121,944

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(43,280)	(123,031)	(51,916)	(154,649)
Purchases of fixed assets	(33,375)	(29,301)	(62,938)	(54,322)
Other investing activities	(1,624)	(299)	(8,670)	(1,000)
Net cash used in investing activities	(78,279)	(152,631)	(123,524)	(209,971)

Financing activities
Increase in long-term debt	19,676	115,473	69,676	336,728
Repayment of long-term debt	(87,509)	(25,000)	(124,503)	(200,000)
Purchases of non-controlling interests, net	(14,850)	(10,221)	(29,346)	(21,442)
Contingent acquisition consideration	—	—	(900)	(6,158)
Proceeds received on exercise of options	1,720	3,987	21,806	28,948
Dividends paid to common shareholders	(12,497)	(11,244)	(23,814)	(21,298)
Distributions paid to non-controlling interests	(5,825)	(3,817)	(11,602)	(4,470)
Net cash provided by (used in) financing activities	(99,285)	69,178	(98,683)	112,308

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(678)	123	(693)	351

Increase (decrease) in cash, cash equivalents and restricted cash	(15,408)	47,414	(18,816)	24,632

Cash, cash equivalents and restricted cash, beginning of period	240,278	184,095	243,686	206,877

Cash, cash equivalents and restricted cash, end of period	$224,870	231,509	$224,870	$231,509

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned locations and franchise networks. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. There are no developments since the Company’s disclosures in its December 31, 2024 audited consolidated financial statements relating to new standards issued but not finalized.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of the financial position of the Company as at June 30, 2025 and the results of operations and its cash flows for the three and six month periods ended June 30, 2025 and 2024. All such adjustments are of a normal recurring nature. The condensed balance sheet at December 31, 2024 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the three and six month periods ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

3.       REVENUE RECOGNITION – Disaggregated revenues are as follows:

	Three months		Six months
	ended June 30		ended June 30
	2025	2024	2025	2024
Revenues

FirstService Residential	$593,023	$557,504	$1,118,110	$1,053,628
FirstService Brands company-owned	761,728	682,431	1,436,712	1,295,738
FirstService Brands franchisor	58,318	55,618	107,136	102,364
FirstService Brands franchise fee	2,664	1,906	4,601	3,774

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at June 30, 2025, the aggregate amount of backlog was $1,111,356 (December 31, 2024 - $924,803). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at June 30, 2025 are expected to be recognized into income within 12 months of the balance sheet date.

4.       ACQUISITIONS – During the six months ended June 30, 2025, the Company completed six acquisitions, two in the FirstService Residential segment and four in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired an amenity management firm, headquartered in Ithaca, New York, as well as a property management company located in Edmonton, Alberta. Within the FirstService Brands segment, the Company acquired two independent roofing businesses located in Alberta, Canada, and San Diego, California, respectively. In addition, the Company acquired a Paul Davis franchisee operating in Pennsylvania, as well as an independent fire protection business headquartered in Salt Lake City, Utah. The acquisition date fair value of consideration transferred was as follows: cash of $51,916 (net of cash acquired of $7,534), and contingent consideration of $5,683.

During the six months ended June 30, 2024, the Company completed six acquisitions for cash consideration of $154,649 (net of cash acquired of $24,504), and contingent consideration of $42,454.

Acquisition-related items included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the six months totaled $6,488 (2024 - $3,256). Also included in acquisition-related items was an increase of $13,407 related to contingent acquisition consideration fair value adjustments (2024 - $650).

The purchase price allocations for certain transactions completed in the last six months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the six months ended June 30, 2025.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2025 was $85,641 (see note 9). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $73,720 to a maximum of $86,729. The contingencies will expire during the period extending to January 2028. During the six months ended June 30, 2025, $900 was paid with reference to such contingent consideration (2024 - $25,513).

5.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 14 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the six months ended June 30, 2025 was $36,407 (2024 - $30,922).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, six months ended June 30	2025

Cash paid for amounts included in the measurement of operating lease liabilities	$33,225
Right-of-use assets obtained in exchange for operating lease obligation	$65,057

6.       INVENTORIES - Inventories are comprised of the following:

	June 30,	December 31,
	2025	2024

Work-in-progress	$206,023	$213,752
Finished Goods	34,777	20,533
Supplies and other	50,403	45,341
	$291,203	$279,626

7.       INCOME TAX – The provision for income tax for the six months ended June 30, 2025 reflected an effective tax rate of 30% (2024 - 29%).

8.       LONG-TERM DEBT – In February 2025, the Company entered into a third amended and restated credit agreement providing for a $1,750,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2030. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios.

In September 2022 (and as amended in April 2024 as noted below), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with Prudential has a term ending September 29, 2025, and the facility with New York Life has a term ending April 3, 2027. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually. In April 2024, the facility with New York Life was amended to increase the potential financing capacity by $100,000, to the current $250,000, and to extend the term of the New York Life facility from September 29, 2025 to the current April 3, 2027. The Company has the ability to issue incremental Note tranches under the facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2025:

		Fair value measurements at June 30, 2025

	Carrying value at
	June 30, 2025	Level 1	Level 2	Level 3

Contingent consideration liability	$85,641	$—	$—	$85,641
Interest rate swap liability	637	—	637	—

The fair value of the interest rate swap liability was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2025

Balance, January 1	$67,248
Amounts recognized on acquisitions	5,683
Fair value adjustments	13,407
Resolved and settled in cash	(900)
Other	203
Balance, June 30	$85,641

Less: Current portion	35,673
Non-current portion	$49,968

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments:

	June 30, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$5,291	$5,291	$3,925	$3,925
Long-term debt	1,242,283	1,250,476	1,298,710	1,302,878

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2025

Balance, January 1	$449,337
RNCI share of earnings	4,721
RNCI redemption increment	15,889
Distributions paid to RNCI	(11,602)
Purchases of interests from RNCI, net	(29,346)
RNCI recognized on business acquisitions	31,187
Other	811
Balance, June 30	$460,997

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of June 30, 2025 was $391,148. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at June 30, 2025, approximately 2,200,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS PER COMMON SHARE – The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2025	2024	2025	2024

Basic shares	45,448	44,984	45,408	44,917
Assumed exercise of Company stock options	208	116	224	170
Diluted shares	45,656	45,100	45,632	45,087

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at June 30, 2025, there were 763,240 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended June 30, 2025 (2024 – nil). The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the six months ended June 30, 2025 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	2,403,004	$149.19
Granted	587,000	171.43
Exercised	(187,329)	116.40
Shares issuable under options -
End of period	2,802,675	$156.04	3.33	$52,082
Options exercisable - End of period	1,246,739	$150.58	1.66	$29,974

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2025 was $14,155 (2024 - $13,927). As of June 30, 2025, there was $45,254 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2025, the fair value of options vested was $18,361 (2024 - $17,078).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

14.       SEGMENTED INFORMATION – The Company has two reportable operating segments as determined by the chief operating decision maker (CODM), who is the Chief Executive Officer of the Company. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The CODM assesses each segment’s performance based on operating earnings. Specifically, the CODM uses operating earnings to monitor results against expectations for each reportable segment. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2025
Revenues	$593,023	$822,710	$—	$1,415,733
Cost of revenues	438,138	497,196	—	935,334
Selling, general and administrative	89,390	230,299	10,138	329,827
Depreciation and amortization	11,789	33,820	23	45,632
Acquisition-related items	2,100	4,873	689	7,662
Operating earnings	51,606	56,522	(10,850)	97,278

2024
Revenues	$557,504	$739,955	$—	$1,297,459
Cost of revenues	418,846	443,617	—	862,463
Selling, general and administrative	79,571	218,774	11,183	309,528
Depreciation and amortization	9,773	29,429	23	39,225
Acquisition-related items	207	1,827	272	2,306
Operating earnings	49,107	46,308	(11,478)	83,937

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2025
Revenues	$1,118,110	$1,548,449	$—	$2,666,559
Cost of revenues	835,918	940,884	—	1,776,802
Selling, general and administrative	175,066	444,583	23,869	643,518
Depreciation and amortization	22,425	67,337	46	89,808
Acquisition-related items	3,828	14,637	1,430	19,895
Operating earnings	80,873	81,008	(25,345)	136,536

2024
Revenues	$1,053,628	$1,401,876	$—	$2,455,504
Cost of revenues	798,322	852,718	—	1,651,040
Selling, general and administrative	160,620	416,132	25,779	602,531
Depreciation and amortization	18,196	57,790	46	76,032
Acquisition-related items	725	2,129	1,052	3,906
Operating earnings	75,765	73,107	(26,877)	121,995

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2025
Revenues	$1,272,417	$143,316	$1,415,733
Total long-lived assets	2,321,987	394,120	2,716,107

2024
Revenues	$1,142,602	$154,857	$1,297,459
Total long-lived assets	2,108,466	421,688	2,530,154

	United States	Canada	Consolidated

Six months ended June 30

2025
Revenues	$2,390,501	$276,058	$2,666,559

2024
Revenues	$2,161,293	$294,211	$2,455,504

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Month Period Ended June 30, 2025

(in US dollars)

August 1, 2025

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim condensed consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2025 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2024. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2025 and up to and including August 1, 2025.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended June 30, 2025

Consolidated revenues for our second quarter were $1.42 billion, 9% higher than the comparable prior year quarter.

Consolidated operating earnings for the second quarter were $97.3 million, compared to $83.9 million in the prior year quarter. The operating earnings margin was 6.9% versus 6.5% in the prior year quarter. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $157.1 million, up from $132.5 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.1% of revenues versus 10.2% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $45.6 million, relative to $39.2 million in the prior year, with the increase primarily related to recently acquired operations in both our FirstService Residential and FirstService Brands segments.

Acquisition-related items for the second quarter were $7.7 million, up from $2.3 million in the prior period. The increase was mainly due to fair value adjustments to contingent upside earn-out structures in the FirstService Brands segment.

The consolidated income tax rate for the quarter was 30%, compared to 29% in the prior year quarter. The effective tax rate for the full year is expected to be approximately 30%.

On July 4, 2025, the One Big Beautiful Bill Act was signed into law in the U.S., which contains a broad range of tax reform provisions affecting businesses. We are evaluating the full effects of the legislation on our estimated annual effective tax rate and cash tax position, but we expect that the legislation will likely not have a material impact on our financial statements. As the legislation was signed into law after the close of our second quarter, the impacts are not included in our operating results for the six months ended June 30, 2025.

Net earnings for the quarter were $55.4 million, versus $44.9 million in the prior year quarter, with the increase attributable to higher profitability in both segments.

The RNCI redemption increment for the second quarter was $5.9 million, versus $7.2 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $593.0 million for the second quarter, up 6% versus the prior year, including organic growth of 3% (see “Reconciliation of non-GAAP measures” below). Adjusted EBITDA was $65.5 million, or 11.0% of revenues, versus $59.1 million, or 10.6% of revenues, in the prior year quarter. Operating earnings were $51.6 million, or 8.7% of revenues, versus $49.1 million, or 8.8% of revenues, for the second quarter of last year. The Adjusted EBITDA margin improvement reflected ongoing efficiencies in our property management client service delivery model. The Operating Earnings margin remained in-line with the prior year primarily due to increased depreciation in the segment.

Second quarter revenues at our FirstService Brands segment were $822.7 million, up 11% relative to the prior year quarter. On an organic basis, division revenues were up 1%, with double-digit growth at Century Fire Protection, offsetting modestly lower quarter-over-quarter results in our Roofing Corp of America operations. Recent tuck-under acquisitions across the segment also contributed to the top-line increase. Adjusted EBITDA for the quarter was $95.2 million, or 11.6% of revenues, versus $77.6 million, or 10.5% of revenues, in the prior year quarter. Operating earnings for the second quarter were $56.5 million, or 6.9% of revenues, versus $46.3 million, or 6.3% of revenues, in the prior year quarter. The increase in operating margins was attributable to continued operating process improvements at our restoration and home service brands.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $3.6 million, relative to $4.2 million in the prior year quarter. Corporate costs for the current quarter were $10.9 million in the quarter versus $11.5 million in the prior year quarter.

Results of operations - six months ended June 30, 2025

Revenues for the six months ended June 30, 2025 were $2.67 billion, 9% higher than the comparable prior year period.

Operating earnings for the period were $136.5 million, versus $122.0 million in the prior year. Our operating earnings margin was 5.1% of revenues versus 5.0% of revenues in the prior year period. Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $260.4 million, up from $215.9 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.8% of revenues versus 8.8% of revenues in the prior year.

Depreciation and amortization expense totalled $89.8 million, relative to $76.0 million in the prior year, with the increase primarily related to recently acquired operations in both our FirstService Residential and FirstService Brands segments.

Acquisition-related items were $19.9 million, up from $3.9 million in the prior period. The increase was primarily due to fair value adjustments to contingent upside earn-out structures in the FirstService Brands segment.

Our consolidated income tax rate for the six-month period was 30%, versus 29% in the prior year-to-date period.

Net earnings for the six-month period were $69.5 million, up from $59.8 million in the prior year period, and was attributable to higher profitability in both segments.

The RNCI redemption increment for the period was $15.9 million, versus $14.2 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.12 billion for the six-month period, up 6% over the prior year period, including 3% organic growth. Adjusted EBITDA was $107.1 million, or 9.6% of revenues, up from $94.7 million, or 9.0% of revenues, in the prior year period. Operating earnings were $80.9 million, or 7.2% of revenues, for the six-month period, relative to $75.8 million, or 7.2% of revenues, in the prior year period. The Adjusted EBITDA margin improvement was due to realized operating efficiencies in our property management client service delivery model. The Operating Earnings margin remained flat versus the prior year period mainly due to increased depreciation in the segment.

Year-to-date revenues at FirstService Brands were $1.55 billion, an increase of 10% relative to the prior year period, all from acquisition growth. Revenue growth was driven by double-digit organic growth at Century Fire Protection, offset by reduced activity-levels at our Roofing Corp of America operation. Adjusted EBITDA for the period was $163.0 million, or 10.5% of revenues, up from $133.0 million, or 9.5% of revenues, in the prior year period. Operating earnings were $81.0 million, or 5.2% of revenues, versus $73.1 million, or 5.2% of revenues, in the prior year. The Adjusted EBITDA margin expansion was largely driven by continued improvements in our operating processes and cost structure at our restoration and home services brands. The Operating Earnings margin remained in-line with the prior year due to increased contingent upside earn-out adjustments tied to recently completed acquisitions.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, for the six-month period were $9.7 million versus $11.9 million in the prior year period. Corporate costs were $25.3 million, compared to $26.9 million in the prior year, with the decrease due to the impact of foreign exchange.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements (except for other data which is non-GAAP), that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2025
Revenues	$1,250,826	1,415,733
Operating earnings	39,258	97,278
Net earnings per share
Basic	0.06	1.01
Diluted	0.06	1.01

YEAR ENDED DECEMBER 31, 2024
Revenues	$1,158,045	1,297,459	$1,396,041	$1,365,349
Operating earnings	38,058	83,937	125,902	89,615
Net earnings per share
Basic	0.14	0.78	1.34	0.72
Diluted	0.14	0.78	1.34	0.71

YEAR ENDED DECEMBER 31, 2023
Revenues	$1,018,445	$1,119,734	$1,117,109	$1,079,260
Operating earnings	40,950	82,321	73,559	48,062
Net earnings per share
Basic	0.36	1.02	0.73	0.14
Diluted	0.36	1.01	0.73	0.14

OTHER DATA
Adjusted EBITDA - 2025	$103,266	$157,128
Adjusted EBITDA - 2024	83,373	$132,487	$159,974	137,856
Adjusted EBITDA - 2023	82,096	118,353	$111,936	$103,343
Adjusted EPS - 2025	0.92	1.71
Adjusted EPS - 2024	0.67	1.36	1.63	1.34
Adjusted EPS - 2023	0.85	1.46	1.25	1.11

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically can result in higher revenues and earnings in any given reporting quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA”, “segment adjusted EBITDA”, “adjusted EPS” and “organic growth”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2025	2024	2025	2024

Net earnings	$55,431	$44,937	$69,511	$59,834
Income tax	23,677	18,584	29,677	24,599
Other income, net	(996)	(115)	(1,082)	(1,995)
Interest expense, net	19,166	20,531	38,430	39,557
Operating earnings	97,278	83,937	136,536	121,995
Depreciation and amortization	45,632	39,225	89,808	76,032
Acquisition-related items	7,662	2,306	19,895	3,906
Stock-based compensation expense	6,556	7,019	14,155	13,927
Adjusted EBITDA	$157,128	$132,487	$260,394	$215,860

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$51,606	$56,522	$(10,850)
Depreciation and amortization	11,789	33,820	23
Acquisition-related items	2,100	4,873	689
Stock-based compensation expense	-	-	6,556
Segment Adjusted EBITDA	$65,495	$95,215	$(3,582)

Three months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$49,107	$46,308	$(11,478)
Depreciation and amortization	9,773	29,429	23
Acquisition-related items	207	1,827	272
Stock-based compensation expense	-	-	7,019
Segment Adjusted EBITDA	$59,087	$77,564	$(4,164)

Six months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$80,873	$81,008	$(25,345)
Depreciation and amortization	22,425	67,337	46
Acquisition-related items	3,828	14,637	1,430
Stock-based compensation expense	-	-	14,155
Segment Adjusted EBITDA	$107,126	$162,982	$(9,714)

Six months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$75,765	$73,107	$(26,877)
Depreciation and amortization	18,196	57,790	46
Acquisition-related items	725	2,129	1,052
Stock-based compensation expense	-	-	13,927
Segment Adjusted EBITDA	$94,686	$133,026	$(11,852)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and segment adjusted EBITDA.

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2025	2024	2025	2024

Net earnings	$55,431	$44,937	$69,511	$59,834
Non-controlling interest share of earnings	(3,478)	(2,696)	(4,721)	(4,229)
Acquisition-related items	7,662	2,306	19,895	3,906
Amortization of intangible assets	19,706	17,009	38,223	32,240
Stock-based compensation expense	6,556	7,019	14,155	13,927
Income tax on adjustments	(7,567)	(6,968)	(16,142)	(13,389)
Non-controlling interest on adjustments	(447)	(320)	(989)	(584)
Adjusted net earnings	$77,863	$61,287	$119,932	$91,705

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2025	2024	2025	2024

Diluted net earnings per share	$1.01	$0.78	$1.07	$0.92
Non-controlling interest redemption increment	0.13	0.16	0.35	0.32
Acquisition-related items	0.14	0.05	0.35	0.08
Amortization of intangible assets, net of tax	0.30	0.26	0.57	0.49
Stock-based compensation expense, net of tax	0.13	0.11	0.29	0.22
Adjusted earnings per share	$1.71	$1.36	$2.63	$2.03

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

We believe that the presentation of adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2025 was $204.1 million, up from $121.9 million in the prior year period. The year-over-year increase in cash flow was driven by increased profitability in both segments, as well as positive changes in non-cash working capital relative to the prior six-month period. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2025, capital expenditures were $62.9 million, up from $54.3 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, total capital expenditures for the year ending December 31, 2025 are expected to be approximately $125 million.

In July 2025, we paid a quarterly dividend of $0.275 per share on the Common Shares in respect of the quarter ended June 30, 2025.

Net indebtedness as at June 30, 2025 was $1.04 billion, versus $1.07 billion at December 31, 2024. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2025 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $659.8 million of available undrawn credit as of June 30, 2025.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $85.6 million as at June 30, 2025 ($67.2 million as at December 31, 2024) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to January 2028. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at June 30, 2025:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,207,932	$-	$-	$1,072,932	$135,000
Interest on long-term debt	225,970	68,735	100,052	48,606	8,577
Capital lease obligations	34,351	13,194	16,413	4,355	389
Contingent acquisition consideration	85,641	35,673	49,968	-	-
Operating leases	384,608	37,078	134,219	93,748	119,563

Total contractual obligations	$1,938,502	$154,680	$300,652	$1,219,641	$263,529

At June 30, 2025, we had commercial commitments totaling $32.0 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2025	2024

FirstService Residential	$60,115	$75,039
FirstService Brands	331,033	327,083
	$391,148	$402,122

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2025, the RNCI recorded on the balance sheet was $461.0 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2025 would be $0.27, and a decrease of $0.07 to adjusted EPS.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2024.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200.0 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2025 was $5.2 million (2024 - $3.8 million).

As at June 30, 2025, the Company had $4.1 million of loans receivable from minority shareholders (December 31, 2024 - $5.4 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 45,546,126 Common Shares. In addition, as at the date hereof, 2,712,550 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2025 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.

•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business and roofing business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.
•	US trade policies and practices, including the implementation of tariffs on US imports, may result in slightly reduced margins or increased prices that could cause decreased consumer demand in certain of our businesses.
•	US changes to immigration policies and practices could have an impact on our ability to attract and retain labour in certain of our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.